12012482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 29 2012

Washington DC 125

SEC FILE NUMBER
8-66743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

204 3rd Street
(No. and Street)

Osceola (City) WI (State) 54020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive (Address) Minneapolis (City) MN (State) 55425 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

4/3 KW

OATH OR AFFIRMATION

I, Thomas Opsahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Street Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY L. WHITTIER NOTARY PUBLIC STATE OF WISCONSIN

Signature

CEO

Title

Tiffany L Whittier comm expires 05/31/15

Notary Public State of WI Polk County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK STREET SECURITIES, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2011

CONTENTS

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Oak Street Securities, Inc.
Forest Lake, MN 55025

We have audited the accompanying balance sheets of Oak Street Securities, Inc. as of December 31, 2011 and 2010, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Oak Street Securities, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2012

OAK STREET SECURITIES, INC.
(AN S CORPORATION)

BALANCE SHEETS

DECEMBER 31,		2011		2010
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	27,663	$	32,185
Accounts receivable		5,056		2,361
Prepaid expenses		5,519		465
Total current assets		**38,238**		**35,011**
PROPERTY AND EQUIPMENT, net		**1,664**		**2,583**
Total assets	**$**	**39,902**	**$**	**37,594**
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable	$	11,689	$	6,860
Accrued expenses		8,708		6,197
Total current liabilities		**20,397**		**13,057**
STOCKHOLDERS' EQUITY				
Common stock, no par value, 100,000 shares authorizes 4,000 shares issued and 2,000 outstanding		92,800		92,800
Additional Paid-in capital		38,500		25,000
Retained earnings (deficit)		(111,795)		(93,263)
Total stockholders' equity		**19,505**		**24,537**
Total liabilities and stockholders' equity	**$**	**39,902**	**$**	**37,594**

The Notes to Financial Statements are an integral part of these statements.

OAK STREET SECURITIES, INC.
(AN S CORPORATION)

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,	**2011**	**2010**
	Amount	Amount
REVENUES	$ **162,269**	$ **97,064**
EXPENSES		
Commissions	120,549	30,029
Payroll and related payroll taxes	-	38,600
Other administrative expenses	60,227	89,297
Total expenses	**180,776**	**157,926**
Loss from operations	**(18,507)**	**(60,862)**
OTHER INCOME (EXPENSE)		
Interest income	-	2
Interest expense	(25)	(371)
Gain (loss) on sale of asset	-	(2,207)
Total other income	**(25)**	**(2,576)**
Net loss	$ **(18,532)**	$ **(63,438)**

The Notes to Financial Statements are an integral part of these statements.

OAK STREET SECURITIES, INC.
(AN S CORPORATION)

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance at December 31, 2009	**2,000**	**$ 92,800**	**$ -**	**$ (25,825)**	**$ 66,975**
Stockholder capital contributions	-	-	25,000	-	25,000
Stockholder distributions	-	-	-	(4,000)	(4,000)
Net loss	-	-	-	(63,438)	(63,438)
Balance at December 31, 2010	**2,000**	**92,800**	**25,000**	**(93,263)**	**24,537**
Stockholder capital contributions	-	-	13,500	-	13,500
Net loss	-	-	-	(18,532)	(18,532)
Balance at December 31, 2011	**2,000**	**$ 92,800**	**$ 38,500**	**$ (111,795)**	**$ 19,505**

The Notes to Financial Statements are an integral part of these statements.

OAK STREET SECURITIES, INC.
(AN S CORPORATION)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss)	$	(18,532)	$	(63,438)
Adjustments to reconcile net income to cash provided by operating activities:				
(Gain) Loss on disposal of property and equipment		-		2,206
Depreciation		919		2,515
Changes in operating assets and liabilities:				
Accounts receivable		(2,695)		26,226
Prepaid expenses		(5,054)		(171)
Accounts payable		4,829		(3,262)
Accrued expenses		2,511		(1,961)
Net cash (used) by operating activities		**(18,022)**		**(37,885)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale of property and equipment		-		1,585
Purchase of property and equipment		-		(1,227)
Net cash provided by financing activities		**-**		**358**
CASH FLOWS FROM FINANCING ACTIVITIES				
Payments on long-term debt		-		(1,728)
Stockholder capital contributions		13,500		25,000
Stockholder distributions		-		(4,000)
Net cash provided by financing activities		**13,500**		**19,272**
Decrease in cash		(4,522)		(18,255)
Cash, beginning of year		32,185		50,440
Cash, end of year	**$**	**27,663**	**$**	**32,185**

Supplemental disclosure of non-cash investing and financing activities:

Return of vehicle and relief of long-term debt	**$**	**-**	**$**	**20,000**

The Notes to Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Oak Street Securities, Inc. (the Company), formerly Capstone Financial Group, Inc., was incorporated January 25, 1989. The Company is a full service broker-dealer offering its customers a complete line of financial products and services including brokerage, insurance, and advisory services. The Firm is registered with FINRA, SEC, and various states in its different capacities. The Company became a registered broker dealer on April 25, 2005.

Name change:

Effective December 21, 2011, Capstone Financial Group, Inc. officially changed its name to Oak Street Securities, Inc.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances.

Property and equipment:

Property and equipment are being depreciated using straight-line and accelerated methods over their estimated useful lives of 5 to 7 years.

Revenues:

The company's revenues during December 31, 2011 and 2010 derived from commissions, administrative fees and private placement revenue. Commission revenue is recognized on a trade date basis.

NOTE 1. (CONTINUED)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company, with stockholders' consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns for the past three and one-half years are open to examination. Management has evaluated its tax positions and has concluded that they do not result in anything that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) "*Income Taxes*".

Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2012, the date the financial statements were available to be issued.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at:

DECEMBER 31,	2011	2010
Equipment and furniture	$ 19,049	$ 19,049
Total property and equipment	19,049	19,049
Less: Accumulated depreciation	17,385	16,466
Property and equipment, net	$ 1,664	$ 2,583

Depreciation expense was $919 and $2,515 for the years ended December 31, 2011 and 2010, respectively.

NOTE 3. OPERATING LEASE

The Company leases its office space on a month-to-month basis from an unrelated third party. The Company pays monthly lease payments of $225. Total rent expense for the office space for the periods ending December 31, 2011 and 2010 was $675 and $0, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

During 2011, certain transactions took place between the Company and a shareholder. These transactions resulted in a net payable of $3,111 to the shareholder at December 31, 2011.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had a net capital of $11,983 which was $6,983 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.70 to 1 at December 31, 2011.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption. There were no reconciling items noted between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

OAK STREET SECURITIES, INC.
(AN S CORPORATION)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2011

Total stockholders' equity		**$ 19,505**
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable and work in process, net	$ 5,056	
Less: commissionable recievables less than 30 days	(4,717)	
Other assets	5,519	
Property and equipment, net	1,664	**7,522**
Net capital before haircuts on securites owned		**11,983**
Haircuts on securities positions		**-**
Net capital		**11,983**
AGGREGATE INDEBTEDNESS		
Total liabilities from balance sheet		**20,397**
REQUIRED NET CAPITAL		
FINRA required N.C. (6.67% Aggr. Ind.) or $5,000 whichever is greater	$ 5,000	
SEC early warning requirement (120% Required N.C.)	6,000	
Required net capital		**5,000**
EXCESS NET CAPITAL		
Net capital	$ 11,983	
Required net capital	5,000	
Excess net capital		**$ 6,983**
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO		
Aggregate indebtedness	$ 20,397	
Net capital	11,983	
Ratio		**1.7 to 1**
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital as reported in the Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2011		$ 11,983
Nonallowable assets reported as allowable:		-
Net Capital per above		**$ 11,983**

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Oak Street Securities, Inc.
Forest Lake, Minnesota

In planning and performing our audit of the financial statements of Oak Street Securities, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America , we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2012

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON SIPC ASSESSMENT RECONCILIATION

Board of Directors
Oak Street Securities, Inc.
Forest Lake, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Oak Street Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Oak Street Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Oak Street Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2012